EXHIBIT 99.1

News Release

Rosetta Genomics Signs Marketing Agreement with PACE Claims Services for miRview® meso

Market leader in asbestos claims administration to highlight the value of accurate mesothelioma diagnostics with defendants and insurers

PHILADELPHIA and REHOVOT, Israel (June 14, 2011) – Rosetta Genomics (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, announces the signing of an exclusive marketing agreement with PACE Claims Services LLC (PACE) to provide educational and marketing services on behalf of Rosetta Genomics’ miRview® meso diagnostic test to defendants and insurers in mesothelioma legal cases worldwide.  PACE is a wholly-owned subsidiary of Navigant Consulting, Inc. (NYSE: NCI) and is the market leader in asbestos claims administration.

In a study published in The Journal of Molecular Diagnostics in September 2010, miRview® meso  was shown to be a highly sensitive test for differentiating mesothelioma from carcinomas in the lung or pleura, with a sensitivity of 100% and a specificity of 94%.

Through the partnership, PACE will market miRview meso as a key tool in better diagnosing varying forms of cancer, thereby potentially saving defendants who might otherwise pay millions to claimants who were misdiagnosed with mesothelioma. Among the ways PACE will share details of the product are targeted client outreach via email, phone, conferences and in-person meetings; as well as leveraging other strategies that target mesothelioma litigation defendants.

The single largest risk factor for developing mesothelioma is exposure to asbestos, which has a characteristic latency period of 20 to 50 years between exposure and the onset of the malignancy. The widespread use of asbestos from the 1940s through the 1970s is now resulting in a growing number of worldwide cases of mesothelioma. According to the World Health Organization database, between 2000 and 2004 there were approximately 2,500 mesothelioma deaths per year in the U.S.  There were approximately 27,000 mesothelioma deaths per year outside the U.S. during that same period.

“With mesothelioma on the rise outside the U.S., and new cases of this cancer coming to light on a regular basis, mesothelioma litigation has become a multi-billion dollar industry in compensation claims against manufacturers of asbestos as well as the companies that allegedly exposed staff to this substance without adequate protection and warning. As a result, it is increasingly important to determine with certainty whether a carcinoma is mesothelioma or a different carcinoma of the lung or pleura. We look forward to marketing miRview® meso to the various defendants and insurers, many of whom are existing clients of PACE.  We believe defendants and insurers will welcome a diagnostic that can objectively provide an appropriate medical diagnosis with a high level of accuracy, potentially saving these companies millions of dollars in legal settlements for claims that otherwise could have been misdiagnosed as mesothelioma,” commented Bradley Drew, Managing Director of PACE Claims Services, LLC.

“As the market leader in asbestos claims administration, PACE is the ideal partner to bring miRview® meso to the defendants and insurers who risk paying costly judgments and settlements for lung cancer cases that may not be mesothelioma.  Rosetta Genomics’ microRNAs, with their high tissue sensitivity and specificity, are ideal tools for objectively and accurately ruling out mesothelioma. The potential revenue opportunity for miRview® meso in this niche market is significant with more than 2,000 new claims filed in the U.S. each year and more than 8,000 mesothelioma claims in the U.S. currently pending. Ruling out mesothelioma may save defendants and insurers significant amounts of money,” noted Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

“This marketing agreement expands our commercial strategy for the miRview® product line and augments our recently launched sales efforts in the U.S. aimed at marketing our diagnostic products to pathologists and oncologists at leading cancer institutions and clinics,” added Mr. Berlin.

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous and 60,000 from miRview® meso (for clinical use).  The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs

microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

About PACE Claims Services

PACE Claims Services, a subsidiary of Navigant Consulting, Inc. (NYSE: NCI), is a recognized leader in mass tort claims administration. Formed in the early 1980s to support clients facing asbestos data management and claims administration challenges, PACE professionals combine proven experience with modern systems and technology to provide clients with a cost effective solution to address their mass tort litigation needs without sacrificing quality.  Clients include defendant companies, insurers, financial institutions and other entities.

Forward-Looking Statements

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the potential revenue opportunity for miRview® meso in the asbestos claims market and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: Lippert/Heilshorn & Associates Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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